EXHIBIT 99.1


                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                       COUPON PERIOD ENDING 15 AUGUST 2002



NOTES
---------------------------------------------------------------------------------------------------------------------------
                       FV OUTSTANDING                                    COUPON PAYMENTS   PRINCIPAL PAYMENTS   CHARGE OFFS
                            (USD)          BOND FACTOR    COUPON RATE         (USD)              (USD)              (USD)
---------------------------------------------------------------------------------------------------------------------------

Class A1 Notes                    0.00       0.000000%     0.00000%               0.00                0.00          0.00

Class A2 Notes          256,629,482.17      45.101842%     2.23000%       1,679,854.10      38,139,223.969          0.00

Class A3 Notes          125,000,000.00     100.000000%     2.32000%         741,111.11                0.00          0.00

------------------------------------------------------------------------------------------------------------------------


                                                                   31 JUL 02
POOL SUMMARY                                                          AUD
------------                                                  ------------------
Outstanding Balance - Variable Rate Housing Loans                   483,982,105
Outstanding Balance - Fixed Rate Loans                              115,739,300
Number of Loans                                                           7,704
Weighted Average Current LVR                                             53.61%
Average Loan Size                                                        77,845
Weighted Average Seasoning                                           62.31 mths
Weighted Average Term to Maturity                                      225 mths

PRINCIPAL COLLECTIONS                                                 AUD
---------------------                                         ------------------
Scheduled Principal Payments                                       7,221,235.50
Unscheduled Principal Payments                                    58,240,698.95
Redraws                                                            6,605,107.35

Principal Collections                                             58,856,827.10

TOTAL AVAILABLE PRINCIPAL                                             AUD
-------------------------                                     ------------------
Principal Collections                                             58,856,827.10
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                         58,856,827.10

Principal Distributed                                             58,856,827.10
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                 AUD
---------------------                                         ------------------
Available Income                                                  11,909,696.73
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             11,909,696.73

REDRAW & LIQUIDITY FACILITIES                                         AUD
-----------------------------                                -------------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00

CPR
---
                                                May-02       Jun-02      Jul-02
                              1 mth CPR         28.61%       23.93%      31.24%

ARREARS
-------
                              % of pool
                             (by balance)
31 - 59 days                    0.76%
60 - 89 days                    0.18%
90+ days                        0.05%
Defaults                         Nil
Losses                           Nil